ARTMAP INC/HACKER NOON

Balance Sheet

As of Dec 31, 2023

	Total
Assets	
Current Assets	
Bank Accounts	
Alpine Checking 4107	120,671.15
Alpine Saving 4120	23,102.99
WF Checking 9619	23,793.78
WF Saving 9087	-15.00
Total for Bank Accounts	**$167,552.92**
Accounts Receivable	
Accounts Receivable (A/R)	213,416.33
Total for Accounts Receivable	**$213,416.33**
Other Current Assets	
Clearing Account	0.00
Credit Card Receivables	0.00
Inventory Asset	2,380.56
Parent Category Asset	-130,000.00
Uncategorized Asset	100.00
Undeposited Funds	406,049.30
Total for Other Current Assets	**$278,529.86**
Total for Current Assets	**$659,499.11**
Total for Assets	**$659,499.11**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Brex	1,014.85
Ramp Card	2,279.10
Total for Credit Cards	**$3,293.95**
Total for Current Liabilities	**$3,293.95**
Total for Liabilities	**$3,293.95**
Equity	
APIC	2,417,095.21
Crowdfunding	0.00
Opening Balance Equity	0.00
Owner’s Pay & Personal Expenses	0.00
Strategic Investment	224,993.41
Retained Earnings	-1,353,210.47
Net Income	-632,672.99
Total for Equity	**$656,205.16**
Total for Liabilities and Equity	**$659,499.11**